UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

Tim Hortons Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

88706M103

(CUSIP Number)

Erin Ross

Scout Capital Management, L.L.C.

Managing Director

General Counsel & Chief Compliance Officer

317 University Avenue

Palo Alto, CA 94301

(650) 485-4110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 88706M103	Page 2 of 8

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scout Capital Management, L.L.C.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 8,400,000
	9	Sole dispositive power
	10	Shared dispositive power 8,400,000
11	Aggregate amount beneficially owned by each reporting person 8,400,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 5.5%
14	Type of reporting person* IA

*	SEE INSTRUCTION BEFORE FILLING OUT

13D

CUSIP No. 88706M103	Page 3 of 8

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam Weiss
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 8,400,000
	9	Sole dispositive power
	10	Shared dispositive power 8,400,000
11	Aggregate amount beneficially owned by each reporting person 8,400,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 5.5%
14	Type of reporting person* IN

*	SEE INSTRUCTION BEFORE FILLING OUT

13D

CUSIP No. 88706M103	Page 4 of 8

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Crichton
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 8,400,000
	9	Sole dispositive power
	10	Shared dispositive power 8,400,000
11	Aggregate amount beneficially owned by each reporting person 8,400,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 5.5%
14	Type of reporting person* IN

*	SEE INSTRUCTION BEFORE FILLING OUT

13D

CUSIP No. 88706M103	Page 5 of 8

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on June 17, 2013 (the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Except as specifically amended and supplemented by this Amendment No. 1, Items in the Schedule 13D remain unchanged.

This Amendment No. 1 is being filed to describe a letter sent by Scout Capital Management, L.L.C. to the Issuer’s Board of Directors on June 25, 2013 and to file such letter as an exhibit to Amendment No. 1.

13D

CUSIP No. 88706M103	Page 6 of 8

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On June 25, 2013, Scout Capital Management, L.L.C. sent a letter to the Issuer’s Board of Directors. This letter is attached as Exhibit 3.

13D

CUSIP No. 88706M103	Page 7 of 8

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

3.	Letter from Scout Capital Management, L.L.C. to the Issuer’s Board of Directors sent on June 25, 2013.

13D

CUSIP No. 88706M103	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2013
Date

SCOUT CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Erin Ross
Name:	Erin Ross
Title:	Managing Director, General Counsel &
Chief Compliance Officer

ADAM WEISS
/s/ Adam Weiss*

JAMES CRICHTON
/s/ James Crichton**

*	By: Erin Ross, Attorney-in-Fact Pursuant to Power of Attorney dated May 13, 2013 previously filed with the Securities and Exchange Commission as Exhibit 3 to Schedule 13D filed by Scout Capital Management, L.L.C. on May 13, 2013 on behalf of Adam Weiss, which Power of Attorney is incorporated by reference.
**	By: Erin Ross, Attorney-in-Fact Pursuant to Power of Attorney dated May 13, 2013 previously filed with the Securities and Exchange Commission as Exhibit 4 to Schedule 13D filed by Scout Capital Management, L.L.C. on May 13, 2013 on behalf of James Crichton, which Power of Attorney is incorporated by reference.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)